UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): May 25, 2021

Harvest Capital Credit Corporation

(Exact name of Registrant as specified in its charter)

Delaware	001-35906	46-1396995
(State or Other Jurisdiction of Incorporation or Organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

450 Park Avenue 5th Floor New York, NY	10022
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (212) 906-3589

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, par value of $0.001 per share	HCAP	NASDAQ Global Market
6.125% Notes due 2022	HCAPZ	NASDAQ Global Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01.	Other Events.

On May 25, 2021, Harvest Capital Credit Corporation (“HCAP”) and Portman Ridge Finance Corporation (“PTMN”) issued a joint press release announcing that the anticipated election deadline for record holders of shares of HCAP common stock (other than HCAP, PTMN and their subsidiaries) to elect to receive cash consideration in lieu of shares of PTMN common stock in connection with the pending merger of PTMN and HCAP is 5:00 p.m., Eastern Time, on June 2, 2021.

The completion of the proposed transaction remains subject to the satisfaction of certain closing conditions, including the receipt of the requisite approval from HCAP stockholders. A copy of the joint press release is attached to this Current Report on Form 8-K as Exhibit 99.1 and is incorporated herein by reference.

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Forward-Looking Statements

This communication contains forward-looking statements that involve substantial risks and uncertainties, including statements regarding the completion of the transaction between HCAP and PTMN. The use of words such as “anticipates,” “believes,” “intends,” “plans,” “expects,” “projects,” “estimates,” “will,” “should,” “may” and similar expressions identify any such forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to various risks and uncertainties. Certain factors could cause actual results and conditions to differ materially from those projected, including the uncertainties associated with (i) the timing or likelihood of the transaction closing, (ii) the expected synergies and savings associated with the transaction, (iii) the expected elimination of certain expenses and costs due to the transaction, (iv) the percentage of HCAP stockholders voting in favor of the transaction, (v) the possibility that competing offers or acquisition proposals for HCAP will be made, (vi) the possibility that any or all of the various conditions to the consummation of the merger may not be satisfied or waived, including the failure to obtain HCAP stockholder approval, (vii) risks related to diverting the respective management’s attention from HCAP’s and PTMN’s ongoing business operations, (viii) the risk that stockholder litigation in connection with the transactions contemplated by the merger agreement may result in significant costs of defense and liability, (ix) the future operating results of HCAP’s or PTMN’s portfolio companies or of the combined company, (x) regulatory factors, (xi) changes in regional or national economic conditions, including but not limited to the impact of the COVID-19 pandemic, and their impact on the industries in which HCAP and PTMN invest, and (xii) other changes in the conditions of the industries in which HCAP and PTMN invest and other factors enumerated in HCAP’s and PTMN’s respective filings with the U.S. Securities and Exchange Commission (the “SEC”), including PTMN’s registration statement on Form N-14, as amended, which includes a proxy statement/prospectus (as amended, the “Registration Statement”), which was declared effective by the SEC on April 20, 2021, PTMN’s prospectus, which was filed by PTMN with the SEC on April 20, 2021 (the “Prospectus”), and HCAP’s definitive proxy statement, which was filed by HCAP with the SEC on April 21, 2021 (the “Proxy Statement” and, together with the Prospectus, the “Proxy Statement/Prospectus”). You should not place undue reliance on such forward-looking statements, which speak only as of the date of this communication. PTMN and HCAP undertake no obligation to update any forward-looking statements made herein, unless required by law. You should, therefore, not rely on these forward-looking statements as representing the views of HCAP or PTMN as of any date subsequent to the date of this communication. You should read this communication and the documents referenced in this communication completely and with the understanding that actual future events and results may be materially different from expectations. PTMN and HCAP qualify all forward-looking statements by these cautionary statements.

Additional Information and Where to Find It

In connection with the proposed transaction, including seeking to obtain HCAP stockholder approval in connection therewith, PTMN and HCAP have filed certain materials with the SEC, including, among other materials, the Registration Statement and the Proxy Statement/Prospectus. The Registration Statement was declared effective by the SEC on April 20, 2021, and the Proxy Statement/Prospectus was first mailed to HCAP’s stockholders on or around April 22, 2021 to seek approval of the proposed transaction. The Registration Statement and the Proxy Statement/Prospectus each contain important information about HCAP, PTMN, the proposed transaction and related matters. This communication is not a substitute for the Proxy Statement/Prospectus or the Registration Statement to which it pertains or for any other document that HCAP or PTMN may file with the SEC and send to HCAP’s stockholders in connection with the proposed transaction. This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. STOCKHOLDERS OF HCAP ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND REGISTRATION STATEMENT, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN/WILL CONTAIN IMPORTANT INFORMATION ABOUT HCAP, PTMN, THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders are able to obtain the documents filed with the SEC free of charge at the SEC’s website, http://www.sec.gov, or for documents filed by HCAP, from HCAP’s website at http://www.harvestcapitalcredit.com and for documents filed by PTMN, from PTMN’s website at www.portmanridge.com.

Participants in the Solicitation

HCAP, its directors, certain of its executive officers and certain employees and officers of HCAP Advisors, LLC and its affiliates may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of HCAP is set forth in the Proxy Statement/Prospectus. PTMN, its directors, certain of its executive officers and certain employees and officers of Sierra Crest Investment Management LLC and its affiliates may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of PTMN is set forth in the Proxy Statement/Prospectus. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transaction can also be found in the Registration Statement and the Proxy Statement/Prospectus. These documents may be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This communication is not, and under no circumstances is it to be construed as, a prospectus or an advertisement and the communication of this communication is not, and under no circumstances is it to be construed as, an offer to sell or a solicitation of an offer to purchase any securities in PTMN, HCAP or in any fund or other investment vehicle.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description
99.1	Joint Press Release, dated May 25, 2021

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Harvest Capital Credit Corporation

Date: May 25, 2021	By:	/s/ William E. Alvarez, Jr.
	Name:	William E. Alvarez, Jr.
	Title:	Chief Financial Officer, Chief Compliance Officer & Secretary

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